

July 13, 2020

Jessica Doran
Chief Financial Officer
Pzena Investment Management, Inc.
320 Park Avenue
New York, NY 10022

> Re: **Pzena Investment Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 10, 2020**
> **File No. 001-33761**

Dear Ms. Doran:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance